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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: March 12, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

NR Communications

INUKSHUK INTERNET, ALLSTREAM AND NR COMMUNICATIONS
LAUNCH NEW BROADBAND WIRELESS ACCESS NETWORK IN CUMBERLAND, ONTARIO

Unique and innovative commercial offerings from Fido and Allstream deliver high speed, ease-of-use and wireless Internet portability

Cumberland, Ontario, March 12, 2004 — A new choice for high speed Internet access emerged today in Ontario, as the new venture recently created by Allstream Inc., Inukshuk Internet Inc., a wholly-owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC, launched a Multipoint Communications Systems (MCS) network in Cumberland, a rural community some 30 kilometres east of downtown Ottawa.

The three companies joined forces last November with the aim of using advanced wireless technology to offer integrated high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Since that time, the MCS networks were launched in Yellowknife, NWT, and Iqaluit, Nunavut, along with partners SSI Micro and Nunanet Worldwide Communications, and on March 4, 2004, broadband wireless service was launched by the new venture's partners in Richmond, British Columbia.

On March 10, 2004, the venture announced that AOL Canada will trial the venture's new wireless high speed access technology in Toronto. The venture will finalize its plans by mid-2004 to deploy the offering nationally.

"I speak for all the partners involved when I say we are delighted to be announcing our commercial deployment in Cumberland today, building on the momentum of our recent service launch in Richmond," said André Tremblay, President and CEO of Microcell Telecommunications and Inukshuk Internet. "For Inukshuk, this represents another step towards realizing our vision of connecting Canadians through innovative broadband technologies, as well as the opportunity to extend the scope of our already rich and compelling Fido service offering.

"By combining the unique strengths and complementary assets of the three companies, we have been able to deliver a very compelling offering to consumers and businesses in a capital efficient manner. We all have tremendous confidence in this venture and look forward to building on this strong base to deliver exciting new services such as Voice over IP and local networking services in the near future."

Don Boudria, Member of Parliament for the Cumberland area, concluded: "I'm delighted that Cumberland is one of the first communities in Canada to benefit from this innovative new technology. I believe it will open up many opportunities for the community, particularly for learning and business. On a wider level, the deployment of the MCS network across Canada is very important in terms of connecting Canadians to each other and the rest of the world."

With the launch of this new network in Cumberland, two new service offerings are being simultaneously offered: one from Microcell Solutions Inc. under its Fido® brand, and one from Allstream. Microcell and Allstream will provide competitive high speed Internet services using this broadband wireless access (BWA) technology, to consumers and businesses.

Microcell is launching iFido™, a residential wireless high speed Internet service; and Allstream is introducing a bundled wireless high speed service for small office and teleworking applications, as well as for enterprise customers with remote branch locations.

Inukshuk, as the spectrum licensee, operates the MCS network providing wholesale BWA services. The new network operates across Inukshuk's licensed MCS spectrum, thereby offering customers the security, reliability and predictability of wireless systems that are able to use exclusively licensed spectrum bands.

The commercial service uses a unique plug-and-play broadband wireless technology, provided by NextNet® Wireless, a leading provider of next generation broadband wireless access solutions. NextNet's Expedience® system is a reliable and proven system that permits true non-line-of-sight service and delivers consistent broadband speeds across a broad coverage area.

This technology combines the simplicity of a true plug-and-play system, with reliability, portability and competitive pricing. Installation of the portable customer premise equipment (CPE) is quick and easy — it does not require an external antenna or a service provider truck roll. The CPE can be moved as readily as a laptop computer to function almost anywhere within the Cumberland network footprint. One key competitive advantage is the CPE operates up to 2.5 km away from any network base station located throughout the service area.

The Expedience system is currently deployed in 20 markets in the United States, Canada, Asia, Africa, and Central and Latin America, including the largest deployment of this system in Mexico.

About Inukshuk Internet and Microcell

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Services (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

For more information,visit www.inukshuk.ca, and www.microcell.ca.

Note to Microcell investors

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form from 2002 and in other filings with securities commissions in Canada and the United States.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About NR Communications

NR Communications, LLC is a private company that makes financial investments in telecommunications ventures and is proactively seeking investment opportunities in selected sectors that it believes are driving the evolution of the communications industry.

Fido is a registered trademark of Microcell Solutions Inc.
iFido is a trademark of Microcell Solutions Inc.

NextNet and Expedience are registered trademarks of NextNet Wireless, Inc.

For related press releases today, see also: FIDO BRINGS PLUG AND PLAY WIRELESS HIGH-SPEED INTERNET ACCESS TO CUSTOMERS IN CUMBERLAND, ONTARIO; AND ALLSTREAM LAUNCHES WIRELESS HIGH SPEED INTERNET ACCESS SERVICE IN CUMBERLAND, ONTARIO.

For additional information, please contact:

Microcell (media):
Claire Fiset
514-992-1368, claire.fiset@microcell.ca

Microcell (investors):
Thane Fotopoulos
514 937-0102, ext. 8317, thane.fotopoulos@microcell.ca

Allstream (media):
May Chong
416-345-2342, may.chong@allstream.com

Allstream (investors):
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES